Filed by Potomac Electric Power Company
                      Pursuant to Rule 425 under the Securities Act of 1933
                      and deemed filed pursuant to Rule 14a-12 of the
                      Securities Exchange Act of 1934
                      Commission File No.: 1-1072
Subject Company: Conectiv

THE FOLLOWING IS THE CHAIRMAN AND CHIEF EXECUTIVE OFFICER/
PRESIDENT AND CHIEF OPERATING OFFICER'S LETTER TO SHAREHOLDERS
APPEARING IN THE COMPANY'S 2000 ANNUAL REPORT TO SHAREHOLDERS.

To Our Shareholders

       In 2000, Pepco completed several significant steps in its
strategic transformation. We successfully implemented customer choice in Maryland and the District of Columbia and accomplished a major generating asset divestiture. These achievements, coupled with our unwavering commitment to customers and increases in efficiency and reliability through using new technologies, have positioned us to become a leading utility in our region.

       In February 2001, we announced a definitive merger agreement under which Pepco will acquire Conectiv, a utility serving more than one million customers in southern New Jersey and the Delmarva
Peninsula, for a combination of cash and stock valued at approximately
$2.2 billion. Both companies will become subsidiaries of a new, yet-
to-be-named holding company. The combination is expected to be immediately accretive to Pepco's earnings per share and will be accounted for as a purchase. Pepco stockholders will receive one share of the holding company's common stock on a tax-free basis for each share of Pepco common stock they hold. We anticipate that the transaction will be completed in approximately 12 months.

       This acquisition will elevate us to the leading position among mid-Atlantic electricity delivery companies, improving our ability to grow earnings in the changing energy marketplace. In addition to more than doubling our customer base and significantly expanding our service territory, the combination will allow us to achieve operating efficiencies that will benefit our shareholders, customers and employees alike. Among other things, our ability to spread new technology costs across a greater asset base will bring a higher level of service, reliability and responsiveness to our customers. The combined company will serve more than 1.8 million customers in
Delaware, the District of Columbia, Maryland, New Jersey and Virginia.

       Pepco and Conectiv have had the opportunity to develop a strong working relationship over the years as neighbors, partners and members of the Pennsylvania/New Jersey/Maryland (PJM) power pool. We have complementary business strategies and similar corporate values, and we are confident that the combined company will be able to deliver greater value to all of our constituencies by drawing on the best practices and talent that exist within both of our organizations.

       You will soon receive more information about the acquisition and details about the shareholder meeting to approve the transaction.

Dividend Policy and Share Repurchase

       We also announced in February that Pepco will reduce its annual dividend to $1.00 per share from $1.66 per share, effective with the
June 2001 dividend. This action is being taken to make Pepco's dividend payout ratio comparable to other delivery companies and to provide for continued investment in the growth of the company. We expect that the new holding company will adopt Pepco's new dividend policy. Pepco has also authorized a share repurchase program of up to
$450 million.

Divestiture Complete

       The sale of the bulk of our generating facilities to Southern
Energy, Inc. (now Mirant Corporation) was accomplished smoothly in
December. In early January we concluded the sale of our 9.72 percent interest in the Conemaugh Generating Station to PPL Global, Inc., and
Allegheny Energy Supply Company, LLC. The sale of these assets has eliminated exposure to "stranded costs" arising from the transition to a competitive electricity market. The receipt of the approximately
$2.8 billion of proceeds completed one of the most successful divestitures in the industry, both in terms of price and timing. Funds remaining after paying taxes and fulfilling our customer sharing agreements are being used to accomplish several key objectives:
reducing outstanding debt, lowering the number shares of outstanding common stock and furthering our business strategies including the
Conectiv acquisition.

       As was agreed to in our regulatory settlements, our two power plants in the District of Columbia were not part of the divestiture.
These facilities have been placed in a subsidiary of Pepco Energy
Services and will sell power in competitive markets; the plants will be operated by Mirant.

       Most of Pepco's generation employees found positions with
Mirant; their departure from Pepco reduced our workforce by 29 percent.
To reflect our new focus, we have reorganized and reduced support staff further to enhance our competitive position going forward.

Customer Choice Provides New Opportunities

       Pepco made a seamless transition to customer choice with the start of retail access in Maryland in July, and we were well prepared as electricity competition began in the District of Columbia this year.
Our subsidiary, Pepco Energy Services, is one of more than 30 companies that are licensed to provide electricity in Maryland. Last year, Pepco
Energy Services increased its residential customer base to more than
45,000, signing up approximately 20,000 Maryland residential customers under its PowerChoice brand. PowerChoice offers a broad range of energy-related products and services, including electricity, natural gas and appliance service agreements. In addition, Pepco Energy
Services provides PowerChoice products to 25,000 residential customers in Pennsylvania, Delaware, Virginia and the District of Columbia.

       In the commercial market, Pepco Energy Services entered into several high-profile and accretive contracts with such entities as the
National Institutes of Health, the new Washington Convention Center,
MCI Center and the Apartment and Office Building Association Alliance.

       Pepco Energy Services' operating and maintenance business is growing as well. In just two years, it has become the market leader in supplying high-voltage equipment testing and maintenance in the mid-
Atlantic region. In 2000, it acquired several operation and maintenance firms in this region, expanding its capability to provide onsite energy management services.

       Meanwhile, Starpower Communications made significant progress toward its goal of building an advanced fiber-optic network in the
Washington, D.C., metropolitan area. Starpower, a joint venture between a subsidiary of Potomac Capital Investment Corporation (a wholly owned subsidiary of Pepco) and RCN Corporation of Princeton, New
Jersey, offers a bundle of cable television, local and long-distance telephone and high-speed Internet services. This year, Starpower greatly expanded its franchise areas and is authorized to build its network to approximately 900,000 households in the Washington, D.C., region.

       As electricity deregulation continues to unfold in our area, public attention has been focused on serious energy problems in
California. High electricity prices, energy shortages and utilities in severe financial difficulty have been headline news, and some have asked if these problems could occur here. We believe it is unlikely, because the underlying conditions that caused California's problems do not exist in our region. First, electricity supply and demand are in balance here. The PJM power pool in which Pepco participates has adequate reserves and plans are under way to add about 25 percent more generating capacity over the next several years. PJM electricity providers are required to comply with mandatory capacity reserve obligations, backed by significant financial penalties. This is in strong contrast to the situation in California, where energy supplies have not kept pace with growing demand and there are no comparable incentives to maintain reserves.

       Second, up until recently, California required utilities to purchase virtually all of their power on the spot market, which increased volatility and led to severe price spikes. In PJM, stable, fixed-price, long-term contracts are encouraged. In fact, only about
15 percent of the power in PJM is purchased on the spot market, and
Pepco has a four-year contract to provide for 100 percent of our customers' needs at a locked in, capped rate. This gives us the benefit of a long transition time to study the situation and make changes if necessary. It also allows time for the competitive market to develop.

Operational Update

       Pepco's focus on quality customer service received significant recognition last year. In a nationwide customer satisfaction study conducted by J.D. Power and Associates and Navigant Consulting, Inc.,
Pepco ranked highest in Customer Satisfaction with Residential Electric
Service in the Eastern Region of the United States. J. D. Power
reported that Pepco's ranking was driven by our strengths in customer service and our company image.

       We're also pleased to report that Pepco was designated a "First
Quartile and Best Performer" in transmission in a study of 47 utilities conducted by a leading industry benchmarking consultant. These awards were bestowed while we were in the midst of enhancing our systems, practices and procedures to ensure highest-quality service and reliability.

       We continue to leverage our technological capabilities to
enhance productivity. By partnering with Commerce One, a leader in electronic procurement, we are migrating our purchasing processes to the Internet to lower transaction costs and increase efficiency.

       Pepco's progress last year was marred by an unfortunate event in
April when oil leaked from a pipeline serving our Chalk Point
Generating Station in Aquasco, Maryland. Working with federal, state and local officials, we completed the emergency response phase of the clean-up process in five weeks, and are now in a long-term restorative phase. Following divestiture of our generating facilities, the pipeline now belongs to Mirant.

Results of Operations

       Consolidated earnings for the year ended December 31, 2000, totaled $346.5 million or $3.02 per share, compared with $238.2 million or $2.01 per share in 1999. Pepco's sale of its generating assets in
December 2000 accounted for a net gain of $1.58 per share. Results were affected by a write-down of 20 cents per share for Pepco's two generating stations in the District of Columbia, which were retained by the company but were transferred to a subsidiary.

       Utility earnings were affected in 2000 by a loss of 13 cents per share in connection with fuel and purchased energy costs in excess of fixed billing rates for our Maryland customers. These costs were incurred between July 1, when customer choice began in Maryland, and
December 19, when Pepco closed on the divestiture of substantially all of its generating assets. We expect to recover the loss in 2001 through a favorable energy buyback arrangement with Mirant. In addition, rate reductions implemented with customer choice were offset by lower operating costs and earnings on the temporary investment of divestiture proceeds.

       Contributions from the operations of our competitive subsidiary,
Pepco Holdings, Inc. (PHI), were 3 cents per share--a decrease of 13 cents per share from 1999, due primarily to a nonrecurring gain in a
1999 partnership restructuring transaction. Investment income during the period was largely offset by continued start-up costs from Pepco
Energy Services and the Starpower Communications partnership.

We Remain Committed to Building Value

       Pepco has made great strides this year in realigning into a new, leaner company positioned to take advantage of the changing business environment. Going forward, we are creating a superior regional delivery company with the potential to grow earnings. We have made several executive changes to strengthen our management team as we expand the scope of our business. President Dennis Wraase has been named Chief Operating Officer; William Torgerson was promoted to
Executive Vice President, External Affairs and General Counsel; Andrew
Williams was elected Senior Vice President and Chief Financial Officer;
and William Sim was named Senior Vice President, Power Delivery. This highly capable team is now positioned in an organizational structure well suited to our new business focus. Our talented board of directors, management and employees remain committed to building a strong company that delivers value to our shareholders.

                                   Sincerely,

                                /s/ JOHN M. DERRICK, JR.
                                   John M. Derrick, Jr.

                                /s/ DENNIS R. WRAASE
                                   Dennis R. Wraase

April 2, 2001

Except for historical statements and discussions, the statements in this letter constitute "forward-looking statements" within the meaning of the federal securities laws. These statements contain management's beliefs based on information currently available to management and on various assumptions concerning future events.
Forward-looking statements are not a guarantee of future performance or events. They are subject to a number of uncertainties and other factors, many of which are outside the company's control. In connection with the Conectiv merger transaction, additional important factors that could cause actual results to differ materially from those in the forward-looking statements herein include risks and uncertainties relating to delays in obtaining or adverse conditions contained in, related regulatory approvals, changes in economic conditions, availability and cost of capital, changes in weather patterns, changes in laws, regulations or regulatory policies, developments in legal or public policy doctrines and other presently unknown or unforeseen factors. These uncertainties and factors could cause actual results to differ materially from such statements. Pepco disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise. This information is presented solely to provide additional information to further understand the results and prospects of
Pepco.

The proxy statement/prospectus in definitive form to be filed with the Securities and
Exchange Commission (the "SEC") by Pepco and Conectiv in connection with the merger transaction will contain important information regarding the transaction and we urge you to read it and any other relevant documents when they become available. The directors and officers of Pepco and Conectiv will be soliciting proxies in favor of the transaction. A free copy of the proxy statement/prospectus and other documents filed or to be filed by the two companies with the SEC, including information about
Pepco's and Conectiv's directors and officers and their beneficial interests in their respective company's common stock, is or will be available at the SEC's Web site at
http://www.sec.gov.